UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25



                           NOTIFICATION OF LATE FILING


                                                                       6-20999
                                                               SEC File Number
                                                                Not Applicable
                                                                  CUSIP Number


[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended...............................................December 31, 2002
                                                               -----------------

                  [  ]  Transition Report on Form 10-K
                  [  ]  Transition Report on Form 20-F
                  [  ]  Transition Report on Form 11-K
                  [  ]  Transition Report on Form 10-Q
                  [  ]  Transition Report on Form N-SAR

For the Transition Period Ended.............................................

 [ Read Instruction (on back page) Before Preparing Form. Please Print or Type ]
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification  relates to a portion of the filing checked above,  identify
the Item(s) to which the notification relates:          Not Applicable

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PART I -- REGISTRANT INFORMATION

Chadmoore Wireless Group, Inc.
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Full Name of Registrant

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Former Name if Applicable

2458 East Russell Road, Suite B
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Addresses of Principal Executive Office

Las Vegas, NV 89120
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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
PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed in the prescribed time period.

On January 28, 2002, the shareholders of Chadmoore Wireless Group, Inc., a dissolved Colorado corporation - 2002 ("Chadmoore"), approved the dissolution of Chadmoore and a plan of liquidation. Management has determined that Chadmoore's financial statements for periods commencing on that date should be presented on a liquidation basis. On October 18, 2002, Chadmoore engaged McGladery & Pullen, LLP as its independent auditors for the fiscal year ended December 31, 2002. The delay in filing the Form 10KSB Report is due to the additional time required for Chadmoore to present its financial statements accurately for the period commencing January 29, 2002 on a liquidation basis and for McGladery to complete its audit of such financial statements. Chadmoore expects that the Form 10-KSB Report will be filed by April 15, 2003.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Stephen K. Radusch                      702               740-5633
         -----------------------------        ---------       -----------------
                  (Name)                      Area Code        Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [ ] No [X ]

         The Company's 10QSB for September 2002 was filed with the Security and Exchange Commission on March 31, 2003. The Company has not filed its Form 10KSB for the year ended December 31, 2002, but has filed Form 12B-25 seeking relief from the March 31, 2003 deadline.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                           Yes   [X]                       No   [ ]


         If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On January 28, 2002, the shareholders of the Chadmoore approved the dissolution of Chadmoore and a plan of liquidation. On February 8, 2002, Chadmoore sold substantially all of its assets to Nextel Communications, Inc. for $130 million in cash. Chadmoore has been operating under its plan of liquidation and will present its financials for the period commencing January 29, 2002 through December 31, 2002 on a liquidation basis. Accordingly, results of operations presented on a liquidation basis of accounting will not be comparable to the results from the prior year, which were presented on a going concern basis.


     Chadmoore Wireless Group, Inc., a dissolved Colorado corporation, 2002
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    March 31, 2003               By: /s/ STEPHEN K. RADUSCH
     ----------------------------        --------------------------------------
                                         Name:   Stephen K. Radusch
                                         Title:  Chief Financial and Accounting
                                                 Officer


































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